Exhibit 99.1

Oncolytics Biotech® Inc. Announces Receipt of Nasdaq Notice of Deficiency

CALGARY, Nov. 4, 2014 /CNW/ - Oncolytics Biotech® Inc. ("Oncolytics" or the "Company") (TSX:ONC; NASDAQ:ONCY) announced today that on October 29, 2014 it received a letter from the NASDAQ OMX Group ("Nasdaq") stating that the bid price of the Company's common stock for the 30 consecutive trading days from September 17, 2014 to October 28, 2014 had closed below the minimum $1.00 per share required for continued listing under Listing Rule 5550(a)(2).

The Nasdaq notification letter makes clear that the Company's common stock will continue to trade uninterrupted on The Nasdaq Capital Market under the symbol "ONCY", and it does not result in the immediate delisting of the Company's common stock. The Company's shares continue to trade on the Toronto Stock Exchange ("TSX") under the symbol "ONC" and are in full compliance with TSX listing requirements. The Company's listing on the TSX is completely independent of, and will not be affected by, the status of its Nasdaq listing.

Oncolytics has a period of 180-calendar days, or until April 27, 2015, to regain compliance with the minimum bid price requirement. When at any time during the 180-day period, the minimum closing bid price per share of the Company's common stock closes at or above $1.00 for a minimum of ten consecutive business days, Oncolytics will regain compliance and the matter will be closed. In the event the Company does not regain compliance, it may be eligible to receive an additional 180-day period; provided that Oncolytics meets the continued listing requirement for market value of publicly held shares and all other initial listing standards for The Nasdaq Capital Market, with the exception of the minimum bid price requirement, and provides written notice of its intention to cure the minimum bid price deficiency during the second 180-day compliance period. If it appears to the Nasdaq staff that the Company will not be able to cure the deficiency or if the Company is not otherwise eligible for the additional grace period, the Company's common stock will be subject to delisting by Nasdaq.

About Oncolytics Biotech® Inc.
Oncolytics is a Calgary-based biotechnology company focused on the development of oncolytic viruses as potential cancer therapeutics.  Oncolytics' clinical program includes a variety of later-stage, randomized human trials in various indications using REOLYSIN®, its proprietary formulation of the human reovirus. For further information about Oncolytics, please visit: www.oncolyticsbiotech.com.

This press release contains forward-looking statements within the meaning of the U.S. Securities Act of 1933, as amended, and U.S. Securities Exchange Act of 1934, as amended, and forward-looking information within the meaning of Canadian securities laws. Statements, other than statements of historical facts, included in this press release that address activities, events or developments that Oncolytics expects or anticipates will or may occur in the future, including such things as the actions that could be taken by members of the Nasdaq staff, and any exercise of discretion by members of the Nasdaq staff with respect to compliance by the Company with the Nasdaq Listing Rules, and other such matters are forward-looking statements and forward-looking information and involve known and unknown risks and uncertainties, which could cause the Company's actual results to differ materially from those in the forward-looking statements and forward-looking information. Such risks and uncertainties include, among others, risks related to market conditions. Investors should consult the Company's quarterly and annual filings with the Canadian and U.S. securities commissions for additional information on risks and uncertainties relating to the forward-looking statement and forward-looking information. Investors are cautioned against placing undue reliance on forward-looking statements and forward-looking information. The Company does not undertake to update these forward-looking statements and forward-looking information, except as required by applicable laws.

SOURCE Oncolytics Biotech Inc.

%CIK: 0001129928

For further information:

TMX Equicom
Nick Hurst
300 5th Ave. SW, 10th Floor
Calgary, Alberta  T2P 3C4
Tel: 403.218.2835
Fax: 403.218.2830
nhurst@tmxequicom.com

TMX Equicom
Michael Moore
San Diego, CA
Tel: 858.886.7813
mmoore@tmxequicom.com

Dian Griesel, Inc.
Susan Forman
335 West 38th Street, 3rd Floor
New York, NY  10018
Tel:  212.825.3210
Fax:  212.825.3229
sforman@dgicomm.com

CO: Oncolytics Biotech Inc.

CNW 17:02e 04-NOV-14